[Stereotaxis letterhead]

September 8, 2009

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin L. Vaughn and Martin James

Re:	Stereotaxis, Inc.
10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Form 8-K Dated August 6, 2009
File No. 000-50884

Gentlemen:

Reference is made to your letter dated August 24, 2009 and that certain letter to your attention from Bryan Cave LLP dated September 3, 2009 in response thereto regarding Stereotaxis, Inc. (the “Company”) and the above-referenced filings (the “Filings”). In connection with the foregoing, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filings; (ii) Securities and Exchange Commission (the “Commission”) staff (“Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James M. Stolze

James M. Stolze

Vice President and Chief Financial Officer

cc: Robert J. Endicott, Esq.